EXHIBIT 99.1

Fury Announces Board and Executive Changes

VANCOUVER, Canada - May 16, 2023 - Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) ("Fury" or the "Company") is pleased to announce that independent Director Brian Christie will serve as Board Chair going forward and Jeffrey Mason will continue to serve as independent Director. The Company also announces that Michael Henrichsen, Chief Geological Officer, has retired from his role and will remain a consultant to Fury.

"We would like to thank Michael for his valuable contributions, to help not only advance the Eau Claire Resource, but position the Company for new discoveries, and to Jeffrey for his valuable contributions as an independent Director and Board Chair. As Fury moves forward, we will continue to pursue major discoveries at our multiple mineral exploration projects and strive to grow the Company to be a top explorer in the sector,” commented Tim Clark, CEO of Fury.

“I am very pleased to be appointed as the Chair of Fury, especially in such a positive gold price environment, and I look forward to working with the Senior Management Team and the Board as we advance the exploration efforts at the highly prospective Eau Claire gold property,” stated Brian Christie, Chair of Fury.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 59.5 million common share position in Dolly Varden Silver Corp (23.5%). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

Forward-Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws, which relate to the future operations of the Company and other statements that are not historical facts. Forward-looking information contained in this release primarily relates to statements that suggest that changes in executive management will affect the future performance of the Company.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. Exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2021 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report including the Base Shelf Prospectus available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which inherently can only as of the date made.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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